To The Shareholders of Clipper Fund:

On November 30th, the independent directors of Clipper Fund, Inc. announced that they are recommending that our firm, Davis Selected Advisers, take on management of your fund beginning on January 1st, 2006. Such a change is not common in the mutual fund industry and is likely to raise many questions in the minds of shareholders. In my first communication with you, I would like to provide you with some background on our firm and make clear what we can and cannot promise you. I have done my best to provide the information that I would want should our roles be reversed.

Our Firm:

Davis Selected Advisers was founded in 1969 and is privately owned by my family and colleagues. We currently manage approximately $45 billion of mutual fund assets on behalf of our clients. We are significant investors in the equity funds that we manage, with about $2 billion of insider investment in our public mutual funds. My partner Ken Charles Feinberg and I oversee the research team and investment operation for our firm and we will be directly responsible for managing the Clipper Fund.

In keeping with our philosophy of eating our own cooking, we will invest $50 million directly into the Clipper Fund alongside our shareholders as we take on portfolio responsibility. We will hold the shares for as long as we are entrusted with the fund’s management.

Investment Approach:

Clipper Fund will continue to be managed with a concentrated or focused approach, generally holding between 15-25 stocks. In addition to our fifteen or more years of general experience, Ken and I have had almost nine years of experience managing a similarly focused fund with satisfactory results on behalf of an institutional client. Because of this focused approach, Clipper will remain clearly distinct from our other diversified mutual funds, will retain its own identity and be overseen by its current Board of Directors.

Expenses:

Under our management, the overall fees and expenses of the Fund will be lower than they have been in the past. While the actual number will depend upon the size of the fund (the larger the fund, the lower the fees), we would expect total expense ratio to fall to .70% to .80% versus roughly 1.13% currently.

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Taxes:

As our investment philosophy is similar in many ways to Clipper’s previous management, it is not surprising that there is a certain amount of overlap between the current portfolio and what we would expect it to look like under our management. Importantly, this overlap is almost entirely in the companies that we expect have the largest unrealized capital gains in Clipper, including American Express, Tyco, Altria, and HCA. As a result, we do not currently expect to realize very large capital gains when we take on management, although this assessment is always subject to changing fundamentals.

Concluding Thoughts:

My partners and I have long admired Clipper Fund and its previous management team. From the Fund’s inception, these managers provided outstanding investment results to shareholders and stand as models in our industry. We are proud to be given this opportunity but are also aware of the large shoes we have to fill. While we cannot promise you results, we can promise that we will invest alongside you, we will communicate with you candidly and that, as stewards of your savings, we will do our best to earn your trust in the years ahead.

Sincerely, Christopher C. Davis

This report is authorized for use by existing shareholders. A current Clipper Fund prospectus must accompany or precede this piece if it is distributed to prospective shareholders. You should carefully consider the Fund’s investment objectives, risks, fees and expenses before investing. Read the prospectus carefully before you invest or send money.

Clipper Fund seeks long-term capital growth and capital preservation. There can be no assurance that the Fund will achieve its objective. Clipper Fund invests primarily in common stock of U.S. companies. The most important risks of an investment in Clipper Fund: (1) market risk, (2) industry risk, (3) risk of value investing, (4) non-diversification risk, (5) non-equity risk, and (6) fixed income risk. See the prospectus for a detailed description of the principal risks.

Davis Selected Advisers, L.P. is committed to communicating with our investment partners as candidly as possible because we believe our investors benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings include “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. These opinions are current as of the date of this report but are subject to change. Market values will vary so that an investor may experience a gain or a loss. The views expressed by Davis Selected Advisers, L.P.’s professionals in this report are subject to change, and some of the stocks discussed may no longer be owned. The information provided in this report should not be considered a recommendation to buy, sell, or hold any particular security. As of September 30, 2005, Clipper Fund had invested the following percentages of its assets in the companies listed: American Express 6.4%, Tyco 3.5%, Altria 4.5%, and HCA 2.0% Clipper Fund has adopted a Portfolio Holdings Disclosure policy that governs the release of non-public portfolio holding information. This policy is described in detail in the prospectus. Visit www.Clipperfund.com for the most current public portfolio holdings information.

Shares of Clipper Fund are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency and involve investment risks, including possible loss of the principal amount invested.